Barclays Capital Inc.

Statement of Financial Condition
December 31, 2023



Barclays Capital Inc.
Index
December 31, 2023



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Barclays Capital Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Barclays Capital Inc. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 26, 2024

Barclays Capital Inc.
Statement of Financial Condition
December 31, 2023

(in millions, except share data)

Assets		
Cash and cash equivalents	$	503
Cash and cash equivalents segregated for regulatory and other purposes		2,372
Collateralized agreements:		
Securities purchased under agreements to resell (includes $12,180 at fair value)		24,689
Securities borrowed (includes $31,893 at fair value)		31,909
Securities received as collateral, at fair value (includes $5 pledged as collateral)		6
Financial instruments owned, at fair value (includes $29,068 pledged as collateral)		33,901
Receivables from brokers, dealers and clearing organizations		20,877
Receivables from customers (includes $7,804 at fair value)		11,182
Accrued interest and dividend receivables		43
Other assets		318
Total assets	$	125,800
Liabilities and Stockholder's Equity		
Collateralized financings:		
Securities sold under agreements to repurchase (includes $26,184 at fair value)	$	32,173
Securities loaned (includes $19,623 at fair value)		19,624
Obligation to return securities received as collateral, at fair value		6
Financial instruments sold, but not yet purchased, at fair value		9,629
Payables to brokers, dealers and clearing organizations		1,676
Payables to customers (includes $15,681 at fair value)		38,961
Short-term borrowings		1,173
Commercial paper		2,845
Accrued interest and dividend payables		184
Other liabilities (includes $775 at fair value)		1,685
Long-term borrowings		5,866
Subordinated debt		5,550
Total liabilities		119,372
Stockholder's equity		
Common stock – no par value, 5,000 shares authorized,		
10 shares issued and outstanding		-
Additional paid-in capital		5,305
Retained earnings		1,123
Total stockholder's equity		6,428
Total liabilities and stockholder's equity	$	125,800

The accompanying notes are an integral part of this Statement of Financial Condition.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2023

1. **Organization**

   Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"), a municipal advisor registered with the SEC and Municipal Securities Rulemaking Board ("MSRB") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is headquartered in New York, with registered branch offices in Atlanta, Boston, Charlotte, Chicago, Houston, Los Angeles, Media, Menlo Park, New York, San Juan, San Francisco, Seattle, Washington D.C., Whippany, Woodbury and Zionsville. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, and central banks.

   In its capacity as a registered broker-dealer and FCM, the Company engages in a broad range of primary and secondary securities markets and futures brokerage activities. It is an underwriter, placement agent and/or dealer for corporate debt and equity securities, municipal securities, government and agency securities, mortgage-backed-related instruments, other asset-backed securities, collateralized loan obligations, listed options and futures. It also serves as a prime broker providing clearance, settlement and financing services to its clients. The Company is a member of several securities and commodities exchanges. It is also a primary dealer in US government securities. In addition, the Company provides strategic and financial advisory services to its corporate clients.

   The Company's direct parent and sole stockholder is Barclays Group US Inc. ("BGUS"). BGUS is wholly owned by Barclays US LLC ("BUSLLC"), a direct subsidiary of Barclays US Holdings Limited ("BUSHL"). BUSHL is a non-US incorporated subsidiary directly owned by Barclays Bank PLC ("BBPLC"), but is a US resident for tax purposes. Both BUSLLC and BUSHL are ultimately owned by Barclays PLC ("BPLC", and collectively with its subsidiaries, "Barclays PLC Group" or the "Group"). Both BBPLC and BPLC are United Kingdom ("UK") companies, while BGUS is a Delaware corporation, BUSLLC is a Delaware limited liability company and BUSHL is a Cayman Islands limited company. BUSLLC is the US Intermediate Holding Company ("IHC") for the US operations of BBPLC, as required by Regulation YY of the Board of Governors of the Federal Reserve System ("FRB"). BUSLLC and its subsidiaries collectively are subject to the FRB's capital and leverage standards and annual Comprehensive Capital Analysis and Review and Horizontal Capital Examination assessments. The Company has significant intercompany transactions with related parties as described in Note 14, "Transactions with Affiliated Companies".

2. **Significant Accounting Policies**

   Basis of Presentation
   The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US Dollar ("USD") is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2023.

   Use of Estimates
   Preparation of the Statement of Financial Condition in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and certain disclosures at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2023

Cash and Cash Equivalents

Cash and cash equivalents are comprised of on demand deposits. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Cash and Cash Equivalents Segregated for Regulatory and Other Purposes

Cash and cash equivalents segregated for regulatory and other purposes consist of cash and cash equivalents segregated under the Commodity Exchange Act ("CEA") and in special reserve bank accounts for the exclusive benefit of customers and Proprietary Accounts of Broker-Dealers ("PAB") under Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA").

Collateralized Agreements and Financings

Collateralized agreements consist of Securities purchased under agreements to resell ("Resale Agreements"), Securities borrowed and Securities received as collateral, at fair value. Collateralized financings consist of Securities sold under agreements to repurchase ("Repurchase Agreements"), Securities loaned and Obligation to return securities received as collateral, at fair value. Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Balance Sheet Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis on the Statement of Financial Condition.

- **Resale and Repurchase Agreements**

   Resale and Repurchase Agreements are either carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value pursuant to the fair value option based on management's intent on managing such instruments on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Resale Agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase Agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased is generally in excess of the cash received or provided. The Company monitors the fair value of securities purchased under Resale Agreements and securities sold under Repurchase Agreements on a daily basis, with additional collateral obtained or posted as necessary.

- **Securities Borrowed and Loaned**

   Securities borrowed and loaned can either be carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value pursuant to the fair value option based on management's intent on managing such instruments on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Securities borrowed transactions require the Company to deposit cash collateral with the lender. Securities loaned transactions require the borrower to deposit cash collateral with the Company. Cash collateral is generally in excess of the fair value of securities loaned or borrowed. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or posted as necessary.

- **Securities Received as Collateral, at Fair Value and Obligation to Return Securities Received as Collateral, at Fair Value**

   When the Company acts as the lender of securities in a securities lending agreement and the Company receives securities that can be either pledged or sold, the Company recognizes an asset, representing the fair value of the securities received as collateral, and a liability, representing the obligation to return those securities.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales in accordance with ASC 860, *Transfers and Servicing*, when the Company has relinquished control over the transferred assets. A transferor is considered to have relinquished control over the assets where (1) the transferred assets are legally isolated from the Company's creditors, (2) the transferee can pledge or exchange the

4

financial assets (or if the transferee is a securitization or asset-backed financing vehicle that is constrained from pledging or exchanging the assets it receives, the holder of the beneficial interests issued by the vehicle can pledge or exchange the beneficial interests), and (3) the Company does not maintain effective control of the transferred assets through the ability to repurchase them before their maturity, or have the ability to unilaterally cause the holder to return them (or if the transferee is a securitization or asset-backed financing vehicle that the Company cannot repurchase the beneficial interests before their maturity or have the ability to unilaterally cause the holder to return the third-party beneficial interests related to those transferred assets).

Variable Interest Entities
The Company prepares the Statement of Financial Condition in accordance with ASC 810, *Consolidation* ("ASC 810"). Variable interest entities ("VIEs") are entities that lack either of the following characteristics: (1) the total equity investment at risk is sufficient to enable the entity to finance its ongoing activities or (2) the equity investors have power to direct the most significant activities of the entity (the activities that impact the economic performance of the entity), the obligation to absorb expected losses of the entity, and the right to receive the residual returns of the entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb the VIE's expected losses or receive expected residual returns, or both, that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with ASC 810, the Company consolidates VIEs if it is the primary beneficiary. The Company reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Fair Value Measurements
The Company accounts for a significant portion of its financial instruments at fair value in accordance with ASC 820, *Fair Value Measurement* ("ASC 820").

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). In the absence of an active market for a financial instrument, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Where the Company acts as a market-maker, financial instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize the transfers into and out of each level, other than those between Level 1 and Level 2, as of the end of the reporting period.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, but Not Yet Purchased, at Fair Value
The Company's Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are comprised of securities purchased or sold short and derivatives, and are reflected on the Statement of Financial Condition on a trade-date basis.

Customer Securities Transactions
Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included on the Statement of Financial Condition. However, in the event of fails to deliver securities to or receive securities from the customer, the Company records

corresponding Receivables from customers or Payables to customers, respectively. These customer securities transactions are recorded on a settlement-date basis of the associated transaction on the Statement of Financial Condition. The Company monitors the fair value of collateral held and the fair value of securities receivable from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations
Receivables from and Payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive securities, margin balances, cash deposits at clearing organizations, and amounts related to unsettled securities trading activity. In accordance with ASC 940, *Financial Services – Brokers and Dealers*, amounts related to regular-way unsettled trades are presented on a net basis.

Receivables from and Payables to Customers
Receivables from and Payables to customers include amounts due on cash and margin transactions and amounts related to unsettled securities trading activity. As a clearing member, the Company collects and remits margin (either cash or securities collateral) between its customers and clearing organizations. Where the Company obtains benefits from or controls cash balances, the Company recognizes the initial margin as Payables to customers and Receivables from brokers, dealers and clearing organizations. Margin loans are measured at fair value on the Statement of Financial Condition pursuant to a fair value option election, when they are managed on a fair value basis. For certain customers, the Company has agreed to waive its transformation rights with respect to such cash balances and pass through all interest paid by the clearing organization. The Company also does not guarantee and is not liable to those customers for the performance of the clearing organization. As a result, the Company does not reflect such amounts on its Statement of Financial Condition.

Loss Contingencies
In accordance with ASC 450, *Contingencies* ("ASC 450")*, the Company establishes an accrual for all litigation and regulatory matters, including matters disclosed herein, when it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be higher or lower than the amounts accrued for those matters.

Share-Based Compensation
The Company applies ASC 718, *Compensation – Stock Compensation*, which focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments.

Employee Benefits
The Company, along with other affiliates, participates in retirement benefit plans sponsored by an affiliate. The Company accounts for its involvement in these retirement benefit plans as multiemployer plans and only recognizes its allocated contributions to them, in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715").

Postemployment Nonretirement Benefits
The Company applies ASC 712, *Compensation – Nonretirement Postemployment Benefits* ("ASC 712") to its postemployment benefit plans. Obligations for postemployment benefits within the scope of ASC 712 are not accrued for in accordance with ASC 450 as a contingent liability because the amount cannot be reasonably estimated. Since the level of benefits provided is the same for any disabled employee regardless of years of service, the cost of those benefits is recognized when the event causing a long-term disability occurs and a reasonable estimate can be made.

Income Taxes

The Company is included in the consolidated US federal income tax return of BUSHL. The Company files combined and unitary state and local income tax returns with affiliates, as well as certain separate state and local filings. The Company computes tax provisions in accordance with ASC 740, *Income Taxes* ("ASC 740") on a modified separate return method.

The Company is party to a tax sharing arrangement with BUSHL and BUSLLC, whereby certain current taxes are periodically cash settled. If applicable, the Company is reimbursed on a current basis by BUSHL and BUSLLC for the benefit generated from federal, combined and unitary state and local tax losses.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company assesses its ability to realize deferred tax assets on a modified separate return method based on the availability of the four sources of taxable income discussed in ASC 740, including but not limited to projections of future taxable income, as well as the other factors of the filing groups of the relevant jurisdictions.

The Company's deferred tax assets and deferred tax liabilities are presented on a net basis, where applicable, as a component of Other assets on the Statement of Financial Condition.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax benefit to record for uncertain tax positions.

ASC 740 prescribes a recognition threshold and a measurement aspect for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Positions that meet the more-likely-than-not recognition criteria are measured to determine the amount which is greater than 50 percent likely to be realized upon settlement with a taxing authority. The Company's policy is to record interest and penalties on income taxes in the tax provision.

The US Tax Cuts and Jobs Act introduced the base erosion anti-abuse tax ("BEAT") effective January 1, 2018. BEAT seeks to impose a base erosion minimum tax in addition to a taxpayer's regular tax liability where the taxpayer is an "applicable taxpayer" and to the extent that the BEAT tax liability exceeds the regular tax liability. BEAT applies to "applicable taxpayers" which are corporations, part of a group with at least $500 million average annual gross receipts, and which have a "base erosion percentage" of 2% or higher. If these conditions are met, the BEAT liability is computed on a taxpayer level. The relevant group for the purposes of determining the base erosion percentage is the "controlled group," which includes the consolidated US federal income tax group parented by BUSHL and BBPLC's US branches of which the Company is a member. BUSHL's policy is to apply a modified separate return method for determining whether it is an applicable taxpayer for BEAT purposes by looking to US federal income tax law which makes the determination for each member of the controlled group by determining if the controlled group is an applicable taxpayer.

Allowance for Credit Losses

The Company measures the allowance for credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL")

methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company applies the guidance in ASC 326 to certain financial assets at amortized cost. As the Company is a broker-dealer, financial assets are primarily accounted for under fair value or under the fair value option, and therefore out-of-scope of ASC 326. When financial assets are determined to be in-scope of ASC 326, generally, the amount of credit losses is determined to be immaterial and not recognized.

For securities borrowed, the Company applies a practical expedient to measure the allowance for credit losses based on the fair value of the collateral. If the fair value of the collateral held exceeds the amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Company will not recognize an allowance. If the fair value of collateral is less than amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Company applies the CECL model, utilizing a probability and loss given default methodology, only to the extent of the shortfall between the fair value of the collateral and amortized cost.

Reference Rate Reform
The Company applies ASC 848, *Reference Rate Reform* ("ASC 848") when modifying contracts in scope of the guidance. ASC 848 permits optional practical expedients and applies to contract modifications or hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The Company will apply the relief provided in ASC 848 where relevant until the sunset date of December 31, 2024.

Recent Accounting Developments

Accounting Standards Adopted During 2023

The Company has evaluated recent accounting developments that became effective during 2023, none of which were determined to be applicable or material to the Statement of Financial Condition.

Accounting Standards Issued but not yet Adopted

Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
In 2022, the FASB issued Accounting Standards Update ("ASU") 2022-03, *Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. This ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. In addition, the ASU clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also requires certain disclosures for equity securities subject to contractual sale restrictions. The ASU is effective for the reporting period beginning on January 1, 2024.

The Company does not expect a material impact from the adoption of the ASU.

Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative

In 2023, the FASB issued ASU 2023-06, *Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU incorporates several SEC disclosure and presentation requirements into the Accounting Standards Codification ("Codification") and requires entities that are not subject to the SEC requirements to make certain disclosures that were previously not required. For such entities, incremental disclosures will be effective within the Codification two years after the date of the SEC's removal of the corresponding requirement from Regulations S-X or S-K.

If by June 30, 2027, the SEC has not removed the applicable requirement from Regulations S-X or S-K, the corresponding pending requirement will be removed from the Codification and will not become effective for any entities. The ASU is applied prospectively.

The Company is currently evaluating the potential impact of the ASU.

Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures

In 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures*. This ASU requires public entities to provide disclosures about significant expense categories and amounts for each reporting segment. This ASU also requires public entities with a single reportable segment to provide all disclosures required by ASC 280, *Segment Reporting*. This ASU is effective for the reporting period beginning on January 1, 2024. Early adoption is permitted.

The amendments will require enhanced disclosures for the Company's single reportable segment.

3. **Assets Segregated or Held in Separate or Sequestered Accounts for Regulatory and Other Purposes**

At December 31, 2023, assets segregated or held in separate accounts under SEC and CEA regulations are included on the Statement of Financial Condition as follows (in millions):

Cash and cash equivalents segregated for regulatory and other purposes [a]	$	2,372
Securities purchased under agreements to resell [b]		1,632
Financial instruments owned, at fair value [b]		429
Receivables from brokers, dealers and clearing organizations [c]		15,757
Total	$	20,190

[a]   Includes cash of $1,400 million segregated in special reserve bank accounts for the exclusive benefit of customers and proprietary accounts of broker-dealers under SEC's Rule 15c3-3.
[b]   Includes US Treasury securities segregated in special reserve bank account for the exclusive benefit of customers under SEC's Rule 15c3-3.
[c]   Includes cash on deposit at exchanges and margin receivables as required by the CFTC under the CEA.

4. **Financial Instruments**

The following table sets forth the Company's Financial instruments owned, at fair value, including those pledged as collateral and Financial instruments sold, but not yet purchased, at fair value, that are measured in accordance with ASC 820 as of December 31, 2023 (in millions):

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2023

Fair Value of Financial Instruments:	Financial instruments owned, at fair value	Financial instruments sold, but not yet purchased, at fair value
Money market instruments	$ 938	$ -
Government, agency and municipals:		
Government securities	10,887	4,571
Agency securities	15,858	2
Municipal securities	653	29
Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS"):		
Commercial MBS	280	-
Residential MBS	306	-
Other ABS	770	-
Corporate debt securities	142	41
Equities and convertibles	3,484	3,399
Derivative contracts, net:		
Equity options	-	464
To-be-announced ("TBA") contracts	534	962
Other derivatives	49	161
Total	$ 33,901	$ 9,629

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver a specified security or cash at a contracted price. These transactions are subject to market risk if the market price of these financial instruments changes subsequent to the date of the Statement of Financial Condition.

Derivative Contracts
The derivative balances represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on a specified date. Derivative contracts may be listed and traded on exchanges (referred to as exchange-traded) or privately negotiated directly between two parties (referred to as over-the-counter ("OTC") derivatives). Both exchange-traded and OTC derivatives are presented in the following table.

The Company enters into trading derivative contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. The Company also enters into futures contracts to economically hedge its interest rate exposure to US Treasury securities in which it invests. The Company entered into a guarantee with BBPLC that transfers the counterparty credit risk associated with the Company's derivative clearing clients, to BBPLC. The amount reimbursable under the contract as of December 31, 2023 is capped at $800 million, and has been fully collateralized by BBPLC with cash, with a corresponding payable back to BBPLC. The cash collateral, which is on deposit at clearing organizations, and the payable are recognized on the Statement of Financial Condition in Receivables from brokers, dealers and clearing organizations and Other liabilities, respectively. For additional information, see Note 14, "Transactions with Affiliated Companies".

Derivative transactions are measured at fair value, with derivative assets reported on the Statement of Financial Condition as Financial instruments owned, at fair value, and derivative liabilities as Financial instruments sold, but not yet purchased, at fair value.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2023

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2023, prior to the application of the impact of counterparty netting under ASC 210-20. Where the Company has entered into a legally enforceable netting agreement with counterparties, it may report derivative assets and liabilities on a net-by-counterparty basis on the Statement of Financial Condition. Net presentation of derivative assets and liabilities does not impact the classification of the derivative instruments within the fair value hierarchy.

Gross fair values in the following table exclude the effects of netting under enforceable netting agreements, and therefore are not representative of the Company's exposure (in millions):

	Derivative Assets		Derivative Liabilities		Contract / Notional	
Equity options	$	4,032	$	4,496	$	244,767
TBA contracts		1,235		1,663		256,909
Other		49		161		104,813
Gross fair value of derivatives contracts	$	5,316	$	6,320	$	606,489

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The following table presents the gross amounts, amounts offset and underlying collateral value of those arrangements subject to enforceable netting agreements where netting was applied, and amounts not subject to enforceable netting agreements on derivative assets and liabilities as of December 31, 2023 (in millions):

| | **Amounts Subject to Enforceable Netting Agreements** | | | | | | |
| | Effects of Offsetting on Statement of Financial Condition | | | Related Amounts Not Offset | | | |
	Gross Amounts	Amounts Offset [(a)]	Net Amounts Reported on the Statement of Financial Condition	Financial Collateral [(b)]	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total
Derivative Assets	$ 5,083	$ (4,733)	$ 350	$ -	$ 350	$ 233	$ 583
Derivative Liabilities	$ 5,713	$ (4,733)	$ 980	$ 621	$ 359	$ 607	$ 1,587

(a) Includes counterparty netting for equity options and certain TBA contracts for which the Company elected to offset under ASC 210-20.
(b) Collateral is reflected at its fair value, but has been limited to the net exposure on the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement where the netting was applied on the Statement of Financial Condition.

As of December 31, 2023, the Company had no requirements to post additional collateral under derivative contracts in the event of a reduction in the Company's long-term credit rating, and was not subject to termination of these transactions in the event of such a reduction.

5.   Fair Value Measurements

ASC 820 sets forth a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active

markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Unadjusted Quoted Prices in Active Markets – Level 1
Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation Technique Using Observable Inputs – Level 2
Financial instruments classified as Level 2 are valued using quoted prices for identical instruments in markets that are not considered to be active, or quoted prices for similar assets or liabilities in active markets, or valuation techniques in which all significant inputs are observable, or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 valuations include financial instruments, which are valued using market standard pricing techniques, such as options and TBA contracts that are commonly traded in markets where all the inputs to the market standard pricing models are observable. Reverse repurchase and repurchase agreements and other similar secured lending agreements are valued by discounting the expected future cash flows. The inputs to the valuation include interest rates and repo rates which are determined based on the specific parameters of the transaction.

Valuation Technique Using Significant Unobservable Inputs – Level 3
Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the inputs, or other analytical techniques.

Credit Risk
Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative financial instruments (particularly those with significant future projected cash flows) are traded in the market at levels which reflect credit considerations. Credit exposures are adjusted to reflect mitigants, namely collateral agreements, which reduce exposures based on triggers and contractual posting requirements.

Fair Value Hierarchy
The following table presents the financial assets and liabilities at fair value as of December 31, 2023, by underlying instrument type and by the valuation hierarchy as described earlier in this note (in millions):

	Fair Value Measurements on a Recurring Basis as of December 31, 2023				
	Level 1	Level 2	Level 3	Netting [a]	Total Fair Value
Assets					
Financial instruments owned, at fair value					
Money market instruments	$ -	$ 938	$ -	$ -	$ 938
Government, agency and municipals:					
Government securities	7,480	3,407	-	-	10,887
Agency securities	-	15,319	539	-	15,858
Municipal securities	1	646	6	-	653
MBS and other ABS:					
Commercial MBS	-	242	38	-	280
Residential MBS	-	211	95	-	306
Other ABS	-	612	158	-	770
Corporate debt securities	-	137	5	-	142
Equities and convertibles	2,832	601	51	-	3,484
Derivative contracts:					
Equity options	135	3,893	4	(4,032)	-
TBA contracts	-	1,235	-	(701)	534
Other derivatives	36	13	-	-	49
Total Financial instruments owned, at fair value	$ 10,484	$ 27,254	$ 896	$ (4,733)	$ 33,901
Securities purchased under agreements to resell	$ -	$ 67,381	$ -	$ (55,201)	$ 12,180
Securities borrowed	$ -	$ 31,893	$ -	$ -	$ 31,893
Securities received as collateral, at fair value	$ -	$ 6	$ -	$ -	$ 6
Receivables from customers	$ -	$ 7,980	$ -	$ (176)	$ 7,804
	Level 1	Level 2	Level 3	Netting [a]	Total Fair Value
Liabilities					
Financial instruments sold, but not yet purchased, at fair value					
Government, agency and municipals:					
Government securities	$ 4,492	$ 79	$ -	$ -	$ 4,571
Agency securities	-	2	-	-	2
Municipal securities	-	29	-	-	29
Corporate debt securities	-	41	-	-	41
Equities and convertibles	3,383	16	-	-	3,399
Derivative contracts:					
Equity options	104	4,392	-	(4,032)	464
TBA contracts	-	1,663	-	(701)	962
Other derivatives	35	126	-	-	161
Total Financial instruments sold, but not yet purchased, at fair value	$ 8,014	$ 6,348	$ -	$ (4,733)	$ 9,629
Securities sold under agreements to repurchase	$ -	$ 87,943	$ -	$ (61,759)	$ 26,184
Securities loaned	$ -	$ 19,623	$ -	$ -	$ 19,623
Obligation to return securities received as collateral, at fair value	$ -	$ 6	$ -	$ -	$ 6
Payables to customers	$ -	$ 15,857	$ -	$ (176)	$ 15,681
Other liabilities	$ -	$ 775	$ -	$ -	$ 775

(a) Netting represents counterparty netting as permitted under US GAAP where a legally enforceable netting agreement exists. Securities purchased under agreements to resell and Securities sold under agreements to repurchase may be carried under fair value or amortized cost. For discussion on offsetting of collateralized agreements and financings, see Note 6, "Collateralized Agreements and Financings".

Cash Instruments and Derivative Contracts
Financial instruments are separated into two categories described below: cash instruments and derivative contracts.

Cash Instruments

The Company's cash instruments are predominantly classified within Level 1 or Level 2 of the fair value hierarchy.

Level 1 Cash Instruments

Level 1 cash instruments, valued based on unadjusted, quoted market prices for identical unrestricted instruments in active markets, include certain US government obligations and actively traded listed equities.

The Company defines active markets for equity instruments based on the average daily volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on the average daily volume and the number of days with trading activity.

The Company does not apply liquidity or concentration reserves for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 Cash Instruments

Level 2 cash instruments include money market instruments, less liquid government bonds, most government agency obligations, MBS, and other ABS, corporate bonds, less liquid equities and convertibles, state, municipal and provincial obligations, Securities purchased under agreements to resell, Securities borrowed, Receivables from customers, Securities sold under agreements to repurchase, Securities loaned, Payables to customers, and Other liabilities. Valuations for these types of instruments can be verified to observable inputs such as quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Level 3 Cash Instruments

Certain cash instruments are classified within Level 3 of the fair value hierarchy if they trade infrequently and have little or no price transparency. Such instruments include less liquid agency securities, MBS and ABS, less liquid corporate debt securities (including distressed debt instruments), less liquid municipal securities and certain types of equities and convertibles.

Absent evidence to the contrary, instruments classified within Level 3 of the fair value hierarchy are initially valued at the transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, which vary based on the type of instrument, as described below.

Valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows. The valuation techniques and significant inputs used in determining the fair value of each class of cash instrument classified within Level 3 of the fair value hierarchy are as follows:

- **Agencies, Municipals, MBS, Other ABS and Corporate Debt Securities.** Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for identical or similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

▪ **Equities and Convertibles.** For equities and convertibles, the Level 3 population is comprised of non-actively traded equities, convertible bonds, and private equity securities. Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for identical or similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

Derivative Contracts

Exchange-traded derivatives, including equity options, typically fall within Level 1 or Level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not. OTC derivatives typically fall within Level 2 of the fair value hierarchy.

Level 1 Derivatives

Exchange-traded derivatives fall within Level 1 of the hierarchy if they are actively traded, and are valued at the exchange or quoted market prices. Currently, the Company's Level 1 derivatives primarily include exchange-traded options and futures, which exhibit the highest level of price transparency. Examples include US Treasury futures as well as options on indices and common corporate stock.

Level 2 Derivatives

Level 2 exchange-traded derivatives are not actively traded and/or are valued using models that are calibrated to observable market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying financial instruments.

Level 2 OTC derivatives, including TBA contracts, are valued using market transactions and other market evidence whenever possible, such as market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. OTC derivatives are classified within Level 2 when all of the significant inputs can be corroborated to market evidence.

When appropriate, valuations are adjusted for various factors such as bid/offer spreads and credit considerations. Valuation adjustments are generally based on available market evidence, but can also be based on management's best estimate in the absence of such evidence.

Where models are used, the selection of a particular model to value an OTC derivative depends upon the contract terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. The pricing models take into account the contract terms (including maturity), as well as key inputs, depending upon the type of derivative and the nature of the underlying instrument, including market prices, yield curves, and correlations of such inputs. Valuations of these instruments are corroborated by market prices.

For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Level 3 Derivatives

Equity options that are fair valued using models based on significant unobservable inputs will fall within Level 3 of the fair value hierarchy.

Transfers Between Levels of the Fair Value Hierarchy

During the year ended December 31, 2023, the Company had the following transfers between levels of the fair value hierarchy:

- Equities and convertibles assets of $18 million from level 3 to level 2 driven by increased availability of observable prices.

- Municipal securities assets of $2 million from level 2 to level 3 driven by reduced availability of observable prices.

- Other ABS assets of $55 million from level 3 to level 2 driven by increased availability of observable prices.

- Other ABS assets of $3 million from level 2 to level 3 driven by reduced availability of observable prices.

- Commercial MBS assets of $4 million from level 2 to level 3 driven by reduced availability of observable prices.

- Agency securities assets of $18 million from level 3 to level 2 driven by increased availability of observable prices.

- Agency securities assets of $26 million from level 2 to level 3 driven by reduced availability of observable prices.

There were also insignificant reclassifications among the levels for Equities and Convertibles, Commercial MBS, and Residential MBS.

Significant Unobservable Inputs Used in Level 3 Measurements

The table below provides information on the valuation methodologies, significant unobservable inputs, as well as the range of those input values for financial instruments that are classified as Level 3 under the fair value hierarchy. The listed ranges represent the highest and lowest value of each respective input across all investments included within the financial instrument classifications listed below as of December 31, 2023. The disclosures below also include a description of the impact on the sensitivity of the fair value measurements of such instruments due to changes in significant unobservable inputs.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2023

| | Fair Value (in millions) | Valuation Methodology | Significant Unobservable Inputs | Range of Input Values | | Weighted Average |
				Low	High	
Agency securities	539	Price-based	Price*	2%	104%	16%
Municipal securities	6	Price-based	Price*	0%	83%	24%
Commercial MBS	38	Price-based	Price*	0%	89%	64%
Residential MBS	95	Price-based	Price*	1%	102%	93%
Other ABS	157	Price-based	Price*	0%	130%	96%
	1	Price-based	Price**	$ 5,000	$ 5,000	$ 5,000
Corporate debt securities	5	Price-based	Price**	$ 100	$ 100	$ 100
Equities and convertibles	51	Price-based	Price**	$ -	$ 9,400	$ 5,733
Equity options	4	Model-based	Equity volatility	40%	99%	73%
			Equity forward	(61) bps	375 bps	30 bps

*Pricing information is presented as a percentage of par.
**Pricing information is presented on a dollar per unit basis.

Valuation uncertainty may arise from the uncertainty in the current market prices of instruments used for the valuation of a position or exposure. For cash instruments, the valuation input will typically be the instrument price. For cash instruments, in general, an increase in price would increase the fair value of the instrument.

The weighted averages of the input values presented in the table above are calculated based on the fair value of the instruments that the input is being used to value. The input range reflects the characteristics of the various instruments held by the Company and the relative distribution of instruments within the range of characteristics.

Fair Value of Financial Instruments Not Carried at Fair Value
The following table presents the carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value on the Statement of Financial Condition as of December 31, 2023.

The carrying value of Cash and cash equivalents, Cash and cash equivalents segregated for regulatory and other purposes, Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Short-term borrowings, Commercial paper, as well as receivables and payables arising in the ordinary course of business approximate fair value due to the relatively short period of time between their origination and expected maturity, contractual interest rates being set at current market rates or subject to repricing, and collectability. Fair value estimates for certain Securities purchased under agreements to resell and Securities sold under agreements to repurchase transactions are derived by utilizing a discounted cash flow methodology, which incorporates observable market prices.

Fair value of Long-term borrowings and Subordinated debt agreements is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturities.

(in millions)

Assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 503	$ 503	$ 503	$ -	$ -
Cash and cash equivalents segregated for regulatory and other purposes	2,372	2,372	2,372	-	-
Securities purchased under agreements to resell	12,509	12,509	-	12,509	-
Securities borrowed	16	16	-	16	-
Receivables from brokers, dealers and clearing organizations	20,877	20,877	-	20,877	-
Receivables from customers and other financial assets not measured at fair value*	3,419	3,479	12	3,411	56

Liabilities	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Securities sold under agreements to repurchase	$ 5,989	$ 5,989	$ -	$ 5,989	$ -
Securities loaned	1	1	-	1	-
Payables to brokers, dealers and clearing organizations	1,676	1,676	-	1,676	-
Payables to customers and other financial liabilities not measured at fair value**	23,799	23,799	-	23,799	-
Commercial paper and Short-term borrowings	4,018	4,018	-	4,018	-
Long-term borrowings and Subordinated debt	11,416	11,297	-	11,297	-

*Includes Receivables from customers, Accrued interest and dividend receivables and other financial assets not measured at fair value. Does not include nonfinancial assets such as intangible assets, deferred tax assets, current tax receivables and prepaid assets.

**Includes Payables to customers, Accrued interest and dividend payables and other financial liabilities not measured at fair value. Does not include nonfinancial liabilities such as compensation and benefit arrangements, pension and current tax obligations.

6. Collateralized Agreements and Financings

The Company enters into collateralized agreements and financing transactions in order to, among other things, facilitate client activities, acquire securities to cover short positions and finance certain of the Company's assets.

Securities financing transactions are exposed to credit and liquidity risk. To manage these risks, the Company monitors the fair value of the underlying securities on a daily basis, with additional securities obtained or posted as collateral as necessary. Margin levels are initially established based upon the counterparty, the type of permissible collateral, and are monitored on an ongoing basis. Collateral typically consists of US Treasury and Agency securities and Equity securities.

Additionally, the Company, where appropriate, enters into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default, with the right to net the counterparty's rights and obligations under such agreements and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2023

Offsetting of Collateralized Agreements and Financings

In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities on the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents the gross amounts, amounts offset and underlying collateral value of those arrangements subject to enforceable netting agreements, and amounts not subject to enforceable netting agreements on Resale and Repurchase Agreements and Securities borrowed and loaned, as of December 31, 2023.

The 'Net Amount' presented below is not intended to represent the Company's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.

| | Amounts Subject to Enforceable Netting Agreements | | | | | | |
| | Effects of Offsetting on Statement of Financial Condition | | | Related Amounts Not Offset | | | |
(in millions)	Gross Amounts	Amounts Offset	Net Amounts Reported on the Statement of Financial Condition	Financial Collateral [a]	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total [b]
Resale Agreements	$ 93,248	$ (68,670)	$ 24,578	$ 24,578	$ -	$ 111	$ 24,689
Securities borrowed	31,558	-	31,558	30,254	1,304	351	31,909
Total Assets	$ 124,806	$ (68,670)	$ 56,136	$ 54,832	$ 1,304	$ 462	$ 56,598
Repurchase Agreements	$ 100,795	$ (68,670)	$ 32,125	$ 32,125	$ -	$ 48	$ 32,173
Securities loaned	19,621	-	19,621	18,561	1,060	3	19,624
Total Liabilities	$ 120,416	$ (68,670)	$ 51,746	$ 50,686	$ 1,060	$ 51	$ 51,797

(a) Collateral is reflected at its fair value, but has been limited to the net exposure on the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement; these amounts are not presented net on the Statement of Financial Condition because other US GAAP netting criteria are not met. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

(b) The Statement of Financial Condition total is the sum of 'Net amounts reported on the Statement of Financial Condition' that are subject to enforceable netting agreements and 'Amounts not subject to enforceable netting agreements'.

Repurchase Agreements and Securities Loaned by Collateral Type

	As of December 31, 2023	
(in millions)	Repurchase agreements	Securities loaned
US Treasury and agency securities	$ 87,042	$ 5,079
State and municipal securities	680	166
Asset-backed securities	9,219	199
Corporate securities	1,540	7,209
Equity securities	2,143	6,319
Non- US sovereign debt	211	651
Other	8	1
Total	$ 100,843	$ 19,624

Repurchase Agreements and Securities Loaned by Maturity

	As of December 31, 2023	
(in millions)	Repurchase agreements	Securities loaned
No stated maturity and overnight*	$ 72,286	$ 19,325
2 - 30 days*	23,322	-
31 - 90 days*	5,034	273
Greater than 90 days*	201	26
Total	$ 100,843	$ 19,624

*Remaining contractual maturity

7.   Securitization Activities and Variable Interest Entities

In the normal course of business, the Company has involvement with various types of VIEs. The Company's involvement with VIEs includes asset-backed securitization trusts and municipal bond vehicles.

Asset-backed Securitizations

Non-consolidated VIEs

Market-making Activities
The Company enters into transactions with VIEs structured by third parties through market-making activities. Where the Company does not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, or a variable interest that could potentially be significant, the Company records these positions on its Statement of Financial Condition in the same manner as any other third-party transaction. The Company's maximum exposure to loss with respect to such activities is the recorded investment balance, which at December 31, 2023 was $15,017 million for agency securities, $281 million for non-agency commercial mortgage-backed securities, $306 million for non-agency residential mortgage-backed securities and $770 million for other asset-backed securities.

Collateralized Loan Obligations
The Company enters into transactions with VIEs where an affiliate may participate in warehousing structures for collateralized loan obligation ("CLO") securitization transactions, by providing senior financing to these entities during the warehousing phase. CLO trusts are actively managed by a third-party collateral manager whose primary role includes determining what loans are to be acquired or sold based on the eligibility criteria and concentration limitations set forth by the warehouse agreement. The assets purchased into the CLO trust are sourced from primary and secondary markets, which may include Barclays. The Company may provide structuring and placement services for the VIE and although not obligated, the Company generally makes a market in the securitizations issued by the CLO trusts.

The Company had no exposure to loss in these CLO trusts as of December 31, 2023.

Collateralized Mortgage Obligations

The Company enters into transactions with US government and government-sponsored agencies ("Agencies"), whereby it accumulates pools of agency-guaranteed securities and works with the Agencies to structure Collateralized Mortgage Obligation ("CMO") and/or Real Estate Mortgage Investment Conduits ("REMIC") Trusts ("CMO/REMIC Trusts" or "Trusts"). In certain transactions, the pools are sourced via the Company entering into commitments with mortgage loan originators to purchase forward-setting agency-guaranteed securities.

The CMO/REMIC Trusts are considered VIEs as the equity at risk is insufficient to finance their ongoing activities. The Company does not consolidate the CMO/REMIC Trusts, as it does not have the power to control or direct the activities through voting, economic or other rights. When the CMO/REMIC Trusts are finalized, and in accordance with the Agencies' set structuring calendar, the Company delivers a pool of agency-guaranteed securities to the Agencies in exchange for newly-issued CMO securities from the Trusts.

During the year ended December 31, 2023, the Company transferred $5,353 million in agency-guaranteed securities to CMO/REMIC Trusts in exchange for CMO securities of the same market value. The Company held the CMO securities in inventory for market-making purposes.

As of December 31, 2023, the Company held $603 million in CMO securities issued by CMO/REMIC Trusts in Financial instruments owned, at fair value on the Statement of Financial Condition, which represents its maximum exposure to loss. The value of the assets in the Trusts was approximately $6,001 million as of December 31, 2023.

Municipal Bond Vehicles

The Company establishes Tender Option Bond ("TOB") trusts through which investors finance their municipal fixed income instruments at short-term rates. TOB trusts hold taxable and tax-exempt fixed income instruments issued by state, local, or other municipalities. The trusts are typically single-issuer trusts whose assets are either originated or purchased via the primary and secondary market. To fund the purchase of their assets, the trusts issue long-term senior floating rate notes ("Floaters") and junior residual securities ("Residuals"). Trusts where the Residuals are retained by a third-party investor are considered client TOBs, while trusts where the Residuals are retained by the Company or an affiliate are considered proprietary TOBs. The holder of the Residuals generally has the unilateral ability to direct decisions that significantly impact the economic performance of the trusts through its ability to liquidate the TOB trust and ultimately direct the sale of the municipal fixed income instruments owned by the trust, except for certain proprietary TOBs where the liquidity provider has assumed the ability to unilaterally liquidate the TOB trust. The Company or its affiliates may provide various services to the TOB trusts, including serving as placement agent, remarketing agent, liquidity provider, administrator or some combination of the above, in exchange for fees earned from the trusts. BBPLC serves as the liquidity provider to the TOB trusts. As liquidity provider, BBPLC may provide a standby purchase agreement, an irrevocable letter of credit, a revolving credit agreement or another form of liquidity arrangement, so that the trusts can repurchase Floaters, or provide sufficient funds to redeem the Floaters in the event of a failed remarketing and the trusts are unwound. The Company serves as remarketing agent for the Floaters.

The Company considers the TOB trusts to be VIEs since they lack sufficient equity capitalization and rely on financing from trust-issued securities to fund their activities. The trusts are not consolidated by the Company where third-party investors or an affiliate hold the residual interests in the trusts, as the Company's involvement with the trusts is limited to its role as remarketing agent and the Company does not control the trusts.

Floater holders have an option to tender the Floaters they hold back to the trust periodically. The Company, in its capacity as a remarketing agent, facilitates the sale of the Floaters to third parties at

inception of the trust, facilitates the reset of the Floater coupon, and remarkets any tendered Floaters. If Floaters are tendered and the Company (in its role as remarketing agent) is unable to find a new investor within a specified period of time, it can declare a failed remarketing (in which case the trust is unwound) or may choose to buy the Floaters into its own inventory and may continue to try to sell them to a third-party investor. No failed remarketings on trusts formed by the Company were declared during the year ended December 31, 2023.

As of December 31, 2023, the Company held no residual interests and therefore did not consolidate any TOB trusts. During the year ended December 31, 2023, the Company sold $1,202 million of municipal securities into TOB trusts which were consolidated by an affiliate. The Company de-recognized the securities from its Statement of Financial Condition as it has relinquished control over these securities.

As of December 31, 2023, the Company had no exposure to loss related to the TOB programs as its only involvement with these trusts is in the capacity of a remarketing agent.

The table below presents the Company's on-balance sheet exposure and maximum exposure to loss in non-consolidated VIEs as of December 31, 2023 (in millions):

	Asset-Backed Securitizations
Financial instruments owned, at fair value	$ 16,977
Total Assets	$ 16,977
Maximum exposure to loss	$ 16,977

For more information on VIEs, see Note 2, "Significant Accounting Policies". For discussion on fair value of assets on the Statement of Financial Condition related to VIEs, see Note 5, "Fair Value Measurements".

8. **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables from and Payables to brokers, dealers and clearing organizations, as reported on the Statement of Financial Condition at December 31, 2023, consist of the following (in millions):

	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Margin receivable/payable	$ 18,467	$ 92
Securities failed to deliver/receive	1,941	1,475
Trade date settlement receivable/payable	421	-
Fees and commissions receivable/payable	11	98
Other	37	11
Total	$ 20,877	$ 1,676

9. **Other Assets and Other Liabilities**

At December 31, 2023, Other assets primarily consisted of net deferred tax assets of $179 million, receivables from affiliates of $94 million, prepaid expenses of $12 million, fee receivables of $9 million and exchange seat of $9 million. Other liabilities primarily consisted of cash collateral payable

to an affiliate of $775 million, accrued compensation of $511 million, payables to affiliates of $188 million, accrued operating expenses of $98 million and current state/federal tax liabilities of $46 million.

10.   **Income Taxes**

The Inflation Reduction Act of 2022 introduced a new Corporate Alternative Minimum Tax ("CAMT") for tax years beginning after December 31, 2022. The CAMT is intended to ensure that corporations pay tax at a rate of at least 15%. CAMT paid in one year may be carried forward indefinitely and claimed as a credit to the extent that regular tax exceeds CAMT. The company was subject to regular tax in 2023. At this time the Company does not expect to be a CAMT taxpayer and has appropriately not considered CAMT when evaluating its need for a valuation allowance. The Company will continue to measure its deferred tax assets at regular tax rates.

At December 31, 2023, the Company had $179 million of net deferred tax assets. This balance is comprised of temporary differences primarily related to stock-based compensation ($76 million), deferred compensation ($61 million), bonus compensation ($18 million), other provisions ($8 million), fixed assets ($8 million), interest ($6 million), and state loss assets ($2 million).

The Company is required to assess the likelihood that deferred tax assets will be realized using more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. A valuation allowance of $3 million was recorded at December 31, 2023, related to certain state net operating losses that the Company believes do not meet the more-likely-than-not criteria. Since December 31, 2022, the valuation allowance decreased by $2 million.

The Company has state net operating losses of $117 million on a post-apportionment basis, expiring in the years beginning after 2024. The tax-effected value of the state net operating losses in jurisdictions where BCI has a significant presence for tax purposes is $4 million. The tax effect is computed based on apportionment factors and expected tax rates applicable to the year of expected utilization.

The Company's unrecognized tax benefits, including accrued interest of $3 million, are recorded on the Statement of Financial Condition as current income taxes payable, included in Other liabilities, and as deferred income tax assets, included in Other assets. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits.

BGUS' consolidated US federal corporate income tax returns for the years 2013 to 2015 remain subject to examination. The consolidated US federal corporate income tax returns for the years 2020 and after remain subject to examination. The most significant state and local filings, New York State and City, are subject to examination for the years 2015 and after.

When the tax return examinations by US federal, state, or local tax authorities are concluded, it is possible that the amount of accrued liability for unrecognized tax benefits could change.

11.   **Short-Term Borrowings and Commercial Paper**

Short-Term Borrowings
At December 31, 2023, Short-term borrowings consisted of uncollateralized loans payable to affiliates of $1,152 million and bank overdrafts payable primarily to third parties of $21 million.

The uncollateralized loans from affiliates represent $1,150 million utilized from an uncommitted and unsecured money market line of credit of $8,500 million with BBPLC, primarily to support the funding

requirements of the Company. Loans drawn from the facility bear interest at rates based on the USD Secured Overnight Funding Rate ("SOFR"). Long-term borrowings on this facility are detailed in Note 12, "Long-Term Borrowings".

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

Commercial Paper
The Company has a commercial paper program, which aids in the diversification of funding sources. As of December 31, 2023, the Company had $2,845 million of Commercial paper outstanding, with maturity dates ranging from January 18, 2024 to December 27, 2024.

For discussion on the fair value of Commercial paper, see Note 5, "Fair Value Measurements".

12.   **Long-Term Borrowings**

Long-term borrowings consist of loans with original contractual maturities greater than one year. The Company has a committed revolving credit facility of $2,200 million with BGUS. As of December 31, 2023, $2,000 million was drawn to support funding requirements. Borrowings from the facility bear interest at rates based on USD SOFR plus applicable margin. The Company also pays a commitment fee on any daily average unused portion of the committed facility.

The Company has a $500 million committed revolving credit facility with BGUS, which matures on October 24, 2025, that can be fully drawn as either senior or subordinated debt, or a combination thereof, during the life of the facility. The facility was fully drawn in the form of senior debt at December 31, 2023. Borrowings from the facility bear interest at rates based on USD SOFR plus the respective margin applicable for senior or subordinated debt.

As of December 31, 2023, the Company utilized $1,005 million from the $8,500 million facility with BBPLC referenced in Note 11, "Short-Term Borrowings and Commercial Paper", to support funding requirements of the Company. These loans bear interest at rates based on USD SOFR. The arrangement of $1,005 million consists of $255 million maturing on April 11, 2024, $250 million maturing on March 12, 2026, $250 million maturing on January 6, 2027, and $250 million maturing on March 9, 2027.

In addition, the Company had long-term borrowings from BBPLC in the form of an unsecured fixed term financing arrangement totaling $1,500 million with $500 million maturing on January 7, 2026, $500 million maturing on May 7, 2026, and $500 million maturing on September 8, 2026, all of which bear interest based on USD SOFR plus an applicable margin.

The Company also has long-term borrowing arrangements with BBPLC for $143 million maturing on September 3, 2024, and with an affiliate for $218 million maturing on September 3, 2024, and $500 million maturing on September 1, 2026. These loans bear interest at rates based on USD SOFR plus applicable margin.

The Company also has an uncommitted and unsecured money market line of credit of $1,500 million with BGUS. Loans drawn from the facility would bear interest at rates based on SOFR plus applicable margin. The Company had not drawn upon this facility as of December 31, 2023.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

13. **Subordinated Debt**

As of December 31, 2023, the Company had the following outstanding subordinated debt with BGUS (in millions):

Carrying Value	Contractual Maturity Date
$ 875	October 26, 2030
875	January 26, 2031
1,250	April 26, 2031
1,250	July 26, 2031
1,300	August 31, 2032
$ 5,550	

The five loans totaling $5,550 million, bear interest at rates based on USD SOFR, plus applicable margin. Under the provisions of these loans, the maturity dates will be extended by an additional year, unless BGUS notifies the Company and FINRA seven months in advance of the contractual maturity dates of its intention not to permit the one-year extensions.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

14. **Transactions with Affiliated Companies**

The Company enters into securities transactions and other transactions with affiliates. At December 31, 2023, balances with such affiliates were included on the Statement of Financial Condition line items as follows (in millions):

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2023

<u>Assets</u>

Cash and cash equivalents	$	69
Securities purchased under agreements to resell		17,356
Securities borrowed		12,781
Securities received as collateral, at fair value		5
Financial instruments owned, at fair value		27
Receivables from brokers, dealers and clearing organizations		3,550
Receivables from customers		2,171
Other assets		94

<u>Liabilities</u>

Securities sold under agreements to repurchase	21,458
Securities loaned	18,691
Obligation to return securities received as collateral, at fair value	5
Financial instruments sold, but not yet purchased, at fair value	66
Payables to brokers, dealers and clearing organizations	595
Payables to customers	11,729
Short-term borrowings	1,160
Accrued interest and dividend payables	122
Other liabilities	963
Long-term borrowings	5,866
Subordinated debt	5,550

At December 31, 2023, the Company had Short-term borrowings of $1,152 million drawn from an uncommitted and unsecured money market line of credit with BBPLC as described in Note 11, "Short-Term Borrowings and Commercial Paper". The Company also had Long-term borrowings with BBPLC of $2,505 million, comprised of a $1,500 million fixed-term loan and $1,005 million related to the utilized portion of an uncommitted and unsecured money market line of credit and $2,500 million drawn from committed revolving credit facilities with BGUS. In addition, the Company had long-term borrowing arrangements with BBPLC for $143 million, and an affiliate for $718 million, as described in Note 12, "Long-Term Borrowings".

At December 31, 2023, the Company had five outstanding Subordinated debt with BGUS totaling $5,550 million. For more information, see Note 13, "Subordinated Debt".

During the year ended December 31, 2023, under its intercompany tax sharing agreement, the Company transferred $11 million to BUSLLC and $9 million to BUSHL relating to current federal and state income taxes, the settlement of which is arranged periodically. For more information, refer to Note 2, "Significant Accounting Policies" and Note 11, "Income Taxes".

During the year ended December 31, 2023, the Company sold certain receivables from investment banking clients to an affiliate. These receivables were sold for a fair value of approximately $495 million.

As of December 31, 2023, the Company held $115,939 million of affiliates' financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed and customer margin loans.

At December 31, 2023, the Company had placed $1,515 million of its affiliates' securities and $2,089 million of its affiliates' cash and cash equivalents on deposit with clearing organizations for trade facilitation purposes.

BBPLC has provided guarantees to certain third parties over their exposure to the Company in relation to futures trading or prime services financing activities.

The Company entered into a guarantee with BBPLC that transfers the counterparty credit risk associated with certain of the Company's derivative clearing clients, to BBPLC. The amount reimbursable under the contract is capped at $800 million, and the full amount has been fully collateralized by BBPLC. The Company elected the fair value option on the obligation to return the collateral, as it is managed on a fair value basis. As of December 31, 2023, the fair value was $775 million. For additional information refer to Note 4, "Financial Instruments", and Note 5, "Fair Value Measurements".

The Company has chaperoning arrangements with affiliated Barclays entities for purchases, sales and/or collateralized financing trades.

The Company also provides custody services to certain Barclays affiliates, and receives custody services from certain foreign affiliates for its clients in the respective markets.

The Company's Board of Directors declared a common dividend of $275 million, which was distributed to BGUS on October 27, 2023.

In the ordinary course of business, the Company may complete the underwriting of debt securities to provide permanent financing for clients that had received short-term financing from BBPLC. In certain circumstances, it may be necessary for the Company to execute an intercompany agreement with BBPLC to reflect its sole role in underwriting the securities.

15. **Benefit Plans**

Defined Benefit Pension Plan
The Company provides pension benefits to a closed group of eligible employees through participation in a defined benefit pension plan (the "Plan") sponsored by Barclays Services Corporation ("BSC"), a wholly owned subsidiary of BUSLLC that provides infrastructure support and services to affiliates. The Plan is comprised of a funded US tax-qualified pension plan ("US Pension Plan") and an unfunded non-qualified restoration pension plan ("US Pension Restoration Plan"). All eligible employees participate in the Plan on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the US Pension Plan based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the Plan. During the third quarter of 2012, the Plan was frozen such that existing participants would not accrue any additional benefits.

Postretirement Plan
The Company provides an unfunded postretirement benefits plan for eligible employees through participation in the Barclays Retiree Medical, Dental and Life Insurance Plan sponsored by BSC. Only employees hired on or before March 31, 1997 are eligible for postretirement benefits.

Postemployment Plan
The Company provides an unfunded postemployment benefits plan for eligible employees through participation in the Barclays Welfare Benefits/Cafeteria Plan sponsored by BSC. The postemployment plan provides medical, dental and life insurance benefits to employees who become disabled under the Barclays Long-term Disability ("LTD") program. Employees whose disability commenced prior to January 1, 2018 are provided with medical, dental and life insurance benefits until the earlier of age 65, recovery or death. Employees whose disability commenced on or after January 1, 2018 are provided with medical, dental and life insurance benefits until the earlier of 24 months from the date of LTD commencement, recovery or death.

401(k) Defined Contribution Plan

The Company provides 401(k) benefits for eligible employees through participation in a defined contribution plan of BSC. Eligible employees may elect to participate in the 401(k) Plan at any time during the year. Employees who formally elect to participate may contribute any amount from 1% to 50% of their eligible compensation each pay period as pre-tax contributions, Roth 401(k) after-tax contributions, or a combination. The combined pre-tax and Roth 401(k) after-tax contributions are subject to the Internal Revenue Service ("IRS") limit of $22,500 in 2023. Additionally, employees who elect to participate may contribute 1% to 6% of their eligible compensation as traditional after-tax contributions to the 401(k) Plan each pay period. The combined pre-tax, Roth 401(k) after-tax and traditional after-tax contributions may not exceed 56% of eligible compensation. Employees aged 50 or older who have reached the 401(k) Plan or IRS maximum allowable pre-tax and/or Roth 401(k) after-tax contribution limit in a plan year, may contribute catch-up contributions up to $7,500 for 2023 on a pre-tax or Roth 401(k) after-tax basis up to the IRS catch-up limit for the year.

The Company matches all or a portion of employee pre-tax and/or Roth 401(k) after-tax contributions through employer matching contributions. For every $ 1.00 an employee contributes on a pre-tax and/or Roth 401(k) after-tax basis (up to 6% of eligible compensation each pay period), the Company contributes $1.00 ($1.50 for employees whose annualized eligible compensation is $60,000 or less). The maximum annual match available under the 401(k) Plan is $19,800 (6% of the $330,000 IRS annual compensation limit for 2023). The matching contributions vest on a graduated scale based on completed years of service. Catch-up contributions and traditional after-tax contributions are not eligible for employer matching contributions.

16.   **Share-Based Compensation**

BPLC operates certain share plans for employees of Barclays Group, including employees of the Company. Shares for distribution under these plans are sourced from newly issued shares and/or market purchased ('existing') shares. Existing shares are sourced via a trust and are transferred to participants on vesting or, if later, at the end of any applicable holding period. Awards vest when specific vesting conditions are satisfied. The costs of these compensation plans are funded in cash by the participating companies.

Compensation awards are approved annually by the Board Remuneration Committee of BPLC. Depending upon the threshold limit, a portion of such compensation award for the employees will be awarded in BPLC stock. The current deferred share plans which the Company's employees participate in are as follows:

Share Value Plan ("SVP")

The SVP was introduced in March 2010 and approved by shareholders (to enable Executive Directors of BPLC to participate and the use of newly issued shares to satisfy awards) at the BPLC Annual General Meeting ("AGM") in April 2011. Shareholders approved some minor amendment to, and the renewal of the SVP for a further 10 years at the BPLC AGM in May 2021. SVP awards are granted to participants in the form of a conditional right to receive BPLC shares or provisional allocations of BPLC shares which vest or are considered for release over a period of three, four, five or seven years. Participants do not pay to receive an award or to receive a release of shares. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. All awards are subject to potential forfeiture in certain leaver scenarios. Awards granted to Material Risk Takers ("MRTs") are subject to a six or twelve month holding period ("Holding Period") during which the shares cannot be sold, charged, pledged, mortgaged or otherwise encumbered. During the Holding Period the participant will be the beneficial owner of the shares and will be entitled to receive any dividends on the shares and to vote at any general meeting of Barclays.

Deferred Share Value Plan ("DSVP")

The DSVP was introduced in February 2017. The terms of the DSVP are materially the same as the terms of the SVP as described above, except that the DSVP uses market-purchased shares only and Executive Directors of BPLC are not eligible to participate.

Other Arrangements

In addition to the above plans, the Group operates a number of other plans and share-based arrangements in which employees of the Company participate, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share awards. Included within other arrangements are Sharepurchase (both UK and overseas), Sharesave (UK and Ireland), Role Based Pay ("RBP"), and Share Incentive Award (Holding Period) ("SIA (HP)"). RBP was introduced in March 2014 and is an element of fixed pay which is reviewed annually. It is partly delivered in BPLC shares for the most senior employees on a quarterly basis and subject to a three or five year holding period. SIA (HP) was introduced in accordance with Prudential Regulation Authority's Remuneration Rules for employees identified as MRTs, to have 50% of the non-deferred portion of their annual incentive delivered in the form of BPLC shares. The shares are subject to a twelve month Holding Period and since June 2021 have been granted under the SVP.

DSVP and SVP awards are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on market value at the date of grant.

For the purposes of determining the expected life and number of shares to vest/be released, historical vesting/release patterns have been used, together with an assumption that a certain percentage of awards will lapse due to leavers.

The number of awards and restricted stock shares outstanding at December 31, 2023 is set forth below (in millions) where the awards or shares granted relate to BPLC shares:

	DSVP and SVP [a]	Other
Outstanding at beginning of year	**233.9**	**0.1**
Granted in the year	105.1	41.6
Less: Released in the year	(96.3)	(41.6)
Less: Lapsed in the year	(29.8)	(0.0)
Transferred in the year	3.8	0.0
Outstanding at end of year	**216.7**	**0.1**
Of which are exercisable	**-**	**0.0**

[a] Awards / shares granted relate to BPLC shares.

The table below shows the December 31, 2023 weighted average fair values at the date of grant, weighted average exercise price at the date of exercise/release of shares, the weighted average contractual remaining life and the number of outstanding options/awards:

	Granted in the year		Outstanding at December 31, 2023	
	Weighted average fair value at grant ($)	**Weighted average exercise price ($)**	**Weighted average remaining contractual life (years)**	**Number of option/awards outstanding (in millions)**
DSVP/SVP	1.90	2.15	1.28	216.74
Other	1.95-2.15	1.79-2.15	0.00-2.16	0.13

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2023

17.   Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk in order to meet financing and hedging needs of customers (including brokers and dealers) and to reduce the Company's own exposure to market and interest rate risk in connection with trading activities. These financial instruments include forward and futures contracts, options contracts, and options on futures contracts. Each of these financial instruments contains varying degrees of off-balance sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2023 may, in certain circumstances, be in excess of the amounts recognized on the Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

The Company also bears market risk for unfavorable changes in the price of financial instruments sold but not yet purchased. In the normal course of business, the Company enters into securities sales transactions. For these transactions, the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures) and OTC cleared swaps, all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance sheet risk in the event margin deposits are insufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, Securities loaned and Repurchase Agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

18.   Collateral, Commitments and Contingencies

Collateral
The Company receives financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed, derivatives transactions, and customer margin loans. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments in connection with entering into Repurchase Agreements, securities lending agreements, other secured financings, collateralizing derivative transactions, and meeting the Company or customer settlement requirements. At December 31, 2023, the approximate fair value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with Resale Agreements, Securities borrowed and customer margin loans, that the Company was permitted to sell or repledge was $252,394 million, of which $222,489 million was sold or repledged.

The amount of collateral that was sold or repledged by the Company included the following:

- $41,550 million of securities collateral that was pledged under Repurchase Agreements and clearing house margin and guarantee fund requirements which cannot be resold or repledged by the counterparty.

- $180,934 million of securities collateral that was pledged under Repurchase Agreements, securities lending and prime brokerage agreements which can be resold or repledged by the counterparty.

- $5 million of securities collateral that was received in connection with certain securities-for-securities transactions in which the Company is a lender, which can be resold or repledged by the counterparty.

$29,068 million of securities collateral pledged to counterparties can be resold or repledged by the counterparty and is included in Financial instruments owned, at fair value on the Statement of Financial Condition.

Commitments
At December 31, 2023, the Company had committed $11,519 million in forward starting collateralized agreements, primarily resale transactions. Additionally, the Company had $22,308 million in forward starting collateralized financings, primarily repurchase transactions. Certain forward starting agreements are carried at their fair value if managed on a fair value basis.

As a clearing member of the Mortgage Backed Securities Division ("MBSD") and Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), the Company is committed to provide additional liquidity resources under the Capped Contingency Liquidity Facility ("CCLF") by entering into resale agreements in the event of another member's default. As of December 31, 2023, the Company's maximum commitment to the MBSD and GSD CCLF was $1,168 million and $137 million, respectively, of which no utilization had occurred. The CCLF amount is calculated biannually by the FICC based on each member's volume of activity and may fluctuate in future periods.

Contingencies
The Company and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters on the Company cannot always be predicted but may materially impact its operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

Investigations into LIBOR and other benchmarks and related civil actions
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC's involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, the Company and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of one lawsuit, in which the plaintiffs are seeking no less than $100 million in actual damages and additional

punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, the Company and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants' motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.

Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association's Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff's antitrust claims, and in 2020, the court dismissed the plaintiff's remaining CEA claims.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and the Company. Barclays PLC, Barclays Bank PLC and the Company and the plaintiffs reached a settlement of $17.75 million for both actions, which received final court approval in March 2023. This matter is now concluded and has no financial impact to the Company's operating results, cash flows, or financial position.

ICE LIBOR civil action
In August 2020, an action against Barclays PLC, Barclays Bank PLC and the Company related to the LIBOR benchmark administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE) was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The plaintiffs' motion seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR was denied. The defendants' motion to dismiss the case was granted in September 2022. The plaintiffs filed an amended complaint, which was dismissed in October 2023. The plaintiffs are appealing the dismissal.

Foreign Exchange investigations and related civil actions
The Group has been the subject of investigations in various jurisdictions in relation to certain sales and trading practices in the Foreign Exchange market.

Settlements were reached in various jurisdictions in connection with these investigations, including the EU and US. There is no impact to the Company's operating results, cash flows or financial position.

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets.

US FX opt out civil action
In 2018, Barclays Bank PLC and the Company settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384 million. Also in 2018, a group of plaintiffs, who opted out of the Consolidated FX Action, filed a

complaint in the SDNY against Barclays PLC, Barclays Bank PLC, the Company and other defendants. Some of the plaintiffs' claims were dismissed in 2020. Barclays PLC, Barclays Bank PLC, and the Company have reached a settlement of all claims against them in the matter. A settlement payment was made in April 2023 and the matter is now concluded. The settlement has no impact to the Company's operating results, cash flows or financial position.

US retail basis civil action

In 2015, a putative class action was filed against several international banks, including Barclays PLC and the Company, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs filed an amended complaint. The defendants' motion for summary judgment was granted in March 2023, dismissing the plaintiffs' remaining claims. The plaintiffs have appealed the decision.

Non-US FX civil actions

Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, the Company and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional proceedings may be brought in the future.

The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, the Company and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify these claims in the first quarter of 2022. In July 2023 (as amended in November 2023), the Court of Appeal overturned the CAT's decision and found that the claims should be certified on an opt out basis. The Court of Appeal upheld the CAT's determination as to which of the two purported class representatives should be chosen to bring the claim. Subject to any further appeal, only the claim brought by the chosen class representative will now proceed in the CAT. Also in 2019, a separate claim was filed in the UK in the High Court of Justice, and subsequently transferred to the CAT, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading. This claim has been settled as part of the settlement payment referred to under the US FX opt out civil action above and the matter is now concluded. The settlement has no impact to the Company's operating results, cash flows or financial position.

Metals-related civil actions

A US civil complaint alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, the Company, and BX, and transferred to the SDNY. The complaint was dismissed against these Barclays entities and certain other defendants in 2018, and against the remaining defendants in May 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and the Company on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

Government and agency securities civil actions

Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, the Company and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs filed an amended complaint. The defendants' motion to dismiss the amended complaint was granted in March 2022. The plaintiffs appealed this decision, and in February 2024 the appellate court affirmed the dismissal.

In addition, certain plaintiffs have filed a related, direct action against the Company and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law. This action remains stayed.

Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, the Company, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds. The SDNY actions were dismissed and these matters are now concluded.

In the Federal Court of Canada action, the parties have reached a settlement in principle, which will require court approval. The settlement is not expected to impact the Company's operating results, cash flows or financial position.

Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC, the Company and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs' claims were dismissed in November 2020 and June 2022 and the plaintiffs' motion for class certification was granted in September 2023, which means the case may proceed as a class action. The defendants are appealing this decision. In the California action, the California appeals court reversed the dismissal of the plaintiffs' claims in April 2023. In the Illinois action, the defendants reached a settlement with the Attorney General for the State of Illinois to resolve the litigation. The court approved the settlement in October 2023 and dismissed the matter. The financial impact of the settlement is not material to the Company's operating results, cash flows or financial position. This matter is now concluded.

Odd-lot corporate bonds antitrust class action
In 2020, the Company, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants' motion to dismiss was granted in 2021 and the plaintiffs have appealed the dismissal.

Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, the Company, and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants' motion to dismiss was denied in June 2023.

Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and the Company, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions, including one putative class action and individual actions brought by certain swap execution facilities, which are consolidated in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages. The plaintiffs' motion for class certification was denied in December 2023, meaning the case cannot proceed as a class action. The plaintiffs have sought the court's leave to appeal that decision.

In 2017, Tera Group Inc. (Tera) filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused Tera to suffer harm with respect to the Credit Default Swaps market. In 2019, the court dismissed Tera's claims for unjust enrichment and tortious interference but denied motions to dismiss the antitrust claims. Tera filed an amended complaint in January 2020. Barclays' motion to dismiss all claims was granted in August 2023. Tera has filed a Notice of Appeal.

Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against the Company and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which the Company and certain other defendants moved to dismiss. The motion to dismiss was granted in April 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in June 2023 by the First Judicial Department in New York. The plaintiff has sought leave to appeal the First Judicial Department's decision to the New York Court of Appeals.

Over-issuance of securities in the US
In March 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements. As a result, Barclays Bank PLC commenced a rescission offer on 1 August 2022, by which Barclays Bank PLC offered to repurchase relevant affected securities from certain holders, which expired on 12 September 2022. Further, in September 2022, the SEC announced the resolution of its investigation of Barclays PLC and Barclays Bank PLC relating to such over-issuance of securities.

In September 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the price of Barclays PLC's American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants have moved to dismiss the case. In addition, holders of a series of ETNs have brought claims against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the

US alleging, among other things, that Barclays' failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders' alleged losses following the suspension of further sales and issuances of such series of ETNs. Two such actions are purported class actions that have been consolidated into a single action in federal court in New York. Barclays has moved to dismiss the complaint.

Barclays Bank PLC and the Company entered into an agreement under which Barclays Bank PLC agreed to indemnify the Company against any losses, claims, damages or liabilities incurred by the Company arising out of the Company's purchase, sale or distribution of the affected securities that were issued in excess of Barclays Bank PLC's US shelf registration statements. In light of such indemnification agreement, any losses or liabilities with respect to the over-issuance of securities under such registration statements are not expected to have an adverse effect on the Company's financial condition or results of operation.

General
The Company and the Group are engaged in various other legal, competition and regulatory matters in the US and a number of overseas jurisdictions, including those which arise in the ordinary course of business from time to time.

The Company and the Group are also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with its business. The Company and the Group as applicable are cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, the Company does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position.

19.   Guarantees

ASC 460, *Guarantees* ("ASC 460"), requires that a guarantor recognizes, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee. US GAAP defines a guarantee as a contract that contingently requires the guarantor to pay a guaranteed party based upon: (a) changes in an underlying asset, liability or equity security of the guaranteed party; or (b) a third party's failure to perform under a specified agreement. However, US GAAP excludes from the recognition provisions of ASC 460, guarantees issued between parents and their subsidiaries or between corporations under common control. Therefore, certain guarantees between the Company and other Group entities are not recognized on the Statement of Financial Condition of the Company but are disclosed herein (see also Note 14, "Transactions with Affiliated Companies"). The Company also enters into certain derivative contracts that meet the definition of a guarantee under ASC 460. Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relates to an asset, liability or equity security of a guaranteed party. Derivatives that meet the definition of a guarantee include certain written equity options.

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its

clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized on the Statement of Financial Condition.

The Company's derivatives that act as guarantees are summarized below and are shown on a gross basis prior to counterparty netting as of December 31, 2023 (in millions):

	Carrying Value of Liability		Maximum Payout/Notional	
Written Equity Options	$	693	$	64,225

20. Counterparty Credit Risk Management

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with counterparties including brokers and dealers, central clearers and exchanges, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk is associated with the nonperformance of counterparties in fulfilling their contractual obligations.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit and market exposure reporting and control procedures. This includes marking to market securities transactions and collateral while requiring adjustments to collateral levels where appropriate. In connection with its securities financing activities and derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business at the beginning of a credit relationship, and subsequently as considered necessary for continuous oversight.

Concentrations of credit risk exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities. The Company minimizes this risk through portfolio limits and portfolio monitoring by both counterparty and activity type, to complement those similar controls done at the individual and group counterparty level.

21. Regulatory Requirements

Cash and Securities Segregated Pursuant to Federal and Other Regulations
Under the provisions of the SEC's Rule 15c3-3, the Company segregated $1,300 million of cash and $2,061 million of qualified securities within special reserve accounts for the exclusive benefit of customers at December 31, 2023.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to SEC Rule 15c3-3. As of December 31, 2023, the Company segregated $100 million of cash in a special reserve bank account to meet the PAB requirement.

As an FCM, the Company is required to segregate funds in a secured funds account, a cleared swap customer account, and a segregated funds account under rules mandated by the CFTC. For these purposes, $813 million, $133 million, and $27 million, respectively, were held in segregated bank accounts as of December 31, 2023.

Net Capital
The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC Regulation 1.17 which require the maintenance of minimum net capital.

Under 15c3-1, the Company has elected to use the alternative method which requires that the Company maintain minimum net capital of the greater of 2% of aggregate debit balances arising from customer transactions, as defined in 15c3-1, or 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts, as defined in CFTC Regulation 1.17.

At December 31, 2023, the Company had net capital of $7,392 million, which was 21% of aggregate debit items and $4,853 million in excess of the minimum net capital requirement of $2,539 million.

22.   **Subsequent Events**

The Company evaluated subsequent events from January 1, 2024 through February 26, 2024 the date the Statement of Financial Condition was available to be issued. The Company has had no material subsequent events since December 31, 2023.